SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

AMENDMENT NO. 3

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

of

CANADA

(Name of Registrant)

Date of end of last fiscal year: March 31, 2013

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Time of Issue	Amounts as to which registration is effective	Name of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

PASCALE DUGRÉ-SASSEVILLE

Counsellor (Finance)

Canadian Embassy

501 Pennsylvania Avenue, N.W.

Washington, D.C. 20001

Copies to:

DAN CALOF Acting Director Financial Markets Division Department of Finance, Canada 11th Floor, East Tower L’Esplanade Laurier 140 O’Connor Street Ottawa, Ontario K1A 0G5	DON WILSON Consul Consulate General of Canada 1251 Avenue of the Americas New York, NY 10020	PAUL E. DENARO Milbank, Tweed, Hadley & McCloy LLP 1 Chase Manhattan Plaza New York, NY 10005

* The Registrant is filing this amendment to its annual report on a voluntary basis.

Cautionary statement for purposes of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.

This amendment, including the exhibit hereto, contains various forward-looking statements and information that are based on Canada’s belief as well as assumptions made by and information currently available to Canada. When used in this document, the words “anticipate”, “estimate”, “project”, “expect”, “should” and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Among the key factors that have or will have a direct bearing on Canada are the world-wide economy in general and the actual economic, social and political conditions in or affecting Canada.

Public Official Documents.

This amendment to Canada’s Annual Report on Form 18-K for the year ending March 31, 2013 is being filed to include Exhibit C-6. Exhibit C-6 is a publication of Canada and is included herein on the authority of such publication as a public official document. The information contained in any website referenced in Exhibit C-6 is not incorporated by reference into Exhibit C-6, or this annual report as amended.

This amendment to Canada’s annual report comprises:

(a)	The cover page and pages numbered 2 to 4 consecutively.

(b)	The following exhibit:

Exhibit C-6:	Recent Developments of Canada

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 3 to its annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Ottawa, Canada, on the 23rd day of July, 2014.

CANADA

By:	/s/ Clifton Lee-Sing
Clifton Lee-Sing Chief Reserves and Risk Management Section Financial Markets Division Department of Finance Government of Canada

EXHIBIT INDEX

Exhibit No.

Exhibit C-6:	Recent Developments of Canada